EXHIBIT 3(ii)(a)
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                              FORTUNE BRANDS, INC.

                                BY-LAW AMENDMENT

                              ADOPTED JULY 27, 1999

                             EFFECTIVE JULY 27, 1999

         Article III, Section 1 was amended to read in its entirety as follows:

         SECTION 1. Regular meetings of the Board of Directors shall be held at the office of the Company in Old Greenwich, Connecticut, or at such other place as may from time to time be designated by the directors, the Chairman of the Board or the President, at ten o'clock in the forenoon on the last Tuesday of each month other than March, May, June, August, October and December and at three o'clock in the afternoon on the day on which the annual meeting of stockholders is held. If any such day shall be a holiday, the meeting scheduled for that day shall be held on the next business day. Special meetings may be held as determined by the Board of Directors, and may be called by the Chairman of the Board at any time and shall be called by him on the request of three directors, or, if the Chairman of the Board fails to call such meeting when so requested, the same may be called by any three directors.